Exhibit 21.1

LIST OF SUBSIDIARIES

Name of Subsidiary	State/Territory of Organization
Cohen & Steers Capital Management, Inc.	New York
Cohen & Steers Securities, LLC	Delaware
Cohen & Steers Asia Limited	Hong Kong
Cohen & Steers UK Limited	United Kingdom
Cohen & Steers Europe S.A.	Belgium
Cohen & Steers Global Real Estate Long-Short Fund, LP	Delaware
Cohen & Steers Alternative Investments Partner I, LLC	Delaware